Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

October 21, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Series Trust (the “Registrant”)

(File No. 333-176907)

Ladies and Gentlemen:

We are filing today via the EDGAR system on behalf of the Registrant, Post-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-14, with exhibits thereto, filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2011 (Accession No. 0001193125-11-251156) (the “Registration Statement”). This Amendment is being filed by the Registrant for the purpose of amending the Registration Statement to respond to certain comments made by the Staff of the Commission via telephone on October 13, 2011, among other things.

We hereby respectfully request that the Commission, pursuant to Section 8(a) of the Securities Act of 1933, as amended, deem the Registration Statement effective as of today’s date.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Very truly yours,

/s/ Tanya L. Goins
Tanya L. Goins
Senior Counsel

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